FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2015

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 10, 2015, announcing that Gilat intends to showcase solutions for Rural Broadband via Satellite at AfricaCom 2015, Cape Town Convention Centre, November 17-19, 2015 – Booth D1.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Date: November 10, 2015	By:	/s/ Ran Tal
Ran Tal
Ran Tal
VP General Counsel

Gilat to Showcase Solutions for Rural Broadband via Satellite at
AfricaCom, 2015

Company to also highlight its new X-Architecture, optimized for HTS, along with satellite-based solutions for expanding and upgrading cellular networks

Petah Tikva, Israel, November 10, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it intends to showcase solutions for Rural Broadband via Satellite at AfricaCom 2015, Cape Town Convention Centre, November 17-19, 2015 – Booth D1.

It will also highlight its new X-Architecture, optimized for High-Throughput Satellites (HTS), which enables satellite operators to dynamically support mobility, enterprise, cellular and consumer broadband markets – and different business models – all from a single platform.

“Africa offers a great potential for growth, as satellite communication connects previously isolated communities in the region more efficiently and cost-effectively than before.  Gilat is well-placed to drive rural broadband solutions in Africa, and become the best partner to the new HTS providers who plan to deploy their services across the continent”, said Dov Baharav, Gilat’s Interim CEO and Chairman of the Board.

He continued: “Thanks to Gilat’s extensive experience in remote and rural parts of Latin America and Asia, we have seen how beneficial the delivery of broadband internet via satellite can be to the people in those areas. So we know that its impact on the lives of people in remote African locations will be similarly positive. Our revolutionary X-Architecture and SkyEdge II-c family of products, coupled with our NOC operation and overall services, will support a new HTS infrastructure era in Africa.”

At the event, Gilat will also display its satellite-based solutions for expanding and upgrading cellular networks:

•	Capricorn, the fastest VSAT on the market, which provides cellular backhaul capabilities of up to 200 Mbps, maximizing handset performance on 3G/LTE networks

•	CellEdge, Gilat’s integrated small-cell over-satellite solution, which enables full turnkey deployment of 2G/3G networks in even the most remote regions

•	Libra, Gilat’s hybrid satellite-cellular solution, which leverages cellular infrastructure to provide cost-effective rural connectivity

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com